(English Translation)

The Brief Statements of The Business Results for The First quarter ended June 30, 2006

SANYO Electric Co., Ltd.

[1] Consolidated Results

(1) Business Results for The First quarter ended June 30, 2006 and 2005

	Millions of Yen 2006	Millions of Yen 2005	Change
Net sales	¥ 504,115	¥ 568,965	(11.4 %)
Operating income	2,573	(13,042)	–
Net income (loss) from continuing operations before income taxes	(6,052)	(24,034)	–
Net income	(9,668)	(26,210)	
	Yen		
Net income per share : Basic	¥ (18.64)	¥ (14.13)	

(2) Financial Condition as of June 30, 2006 and the end of 2005 Fiscal Year

	Millions of Yen 2006	Millions of Yen 2005
Total assets	¥ 2,127,138	¥ 2,154,837
Stockholders' equity	388,698	402,892
Stockholders' equity as a % of total assets	18.3 %	18.7 %